SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

		Sequential
<u>Exhibit</u>	<u>Description</u>	<u>Page Number</u>
	▪ Naspers Limited: Interim results for the six months ended September 30, 2004 dated November 29, 2004	



Naspers Limited
(Registration number 1925/001431/06)
ISIN: ZAE000015889   JSE share code: NPN
("Naspers")

Interim Report

The reviewed results of the Naspers group for the six months ended 30 September 2004 are as follows:

Abridged Income Statement

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
Revenue	**6 707**	6 120	12 804
Earnings before interest, tax, depreciation and amortisation (Ebitda)	**1 529**	1 149	2 439
Depreciation	**(276)**	(314)	(635)
Operating profit before amortisation and impairment	**1 253**	835	1 804
Amortisation	**(27)**	(197)	(484)
Impairment of programming rights	**–**	–	(31)
Operating profit	**1 226**	638	1 289
Finance costs	**(123)**	(385)	(664)
Share of profit of associates	**34**	1	3
Exceptional items	**345**	31	48
Profit before taxation	**1 482**	285	676
Taxation	**(358)**	(176)	(176)
Minority interest	**(60)**	(89)	(128)
Net profit attributable to shareholders	**1 064**	20	372
Core headline earnings for the period (R'm)	**519**	267	534
Core headline earnings per N ordinary share (cents)	**188**	103	207
Headline earnings for the period (R'm)	**716**	156	779
Headline earnings per N ordinary share (cents)	**259**	60	302
Fully diluted headline earnings per N ordinary share	**243**	60	294
Earnings per N ordinary share (cents)	**385**	8	144
Fully diluted earnings per N ordinary share (cents)	**361**	8	140
Net number of shares issued ('000)			
– At period-end	**278 816**	258 385	261 619
– Weighted average for the period	**276 658**	258 099	257 814
– Fully diluted weighted average	**294 485**	259 751	265 188

Abridged Cash Flow Statement

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
Cash generated from operations	**609**	372	1 746
Dividends paid	**(178)**	(82)	(109)
Cash flow from operating activities	**431**	290	1 637
Cash flow from investment activities	**(52)**	(376)	(555)
Cash flow from financing activities	**68**	(187)	(555)
Net movement in cash and cash equivalents	**447**	(273)	527

Abridged Statement of Changes in Equity

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
Balance at beginning of period	**3 183**	3 138	3 138
Movement in treasury shares	**(32)**	6	79
Share capital and premium issued	**760**	–	–
Foreign currency translations	**43**	(154)	(299)
Movement in fair value reserve	**20**	6	(9)
Movement in cash flow hedging reserve	**18**	(15)	(20)
Net profit attributable to shareholders	**1 064**	20	372
Dividends	**(106)**	(78)	(78)
Balance at end of period	**4 950**	**2 923**	**3 183**

Analysis of Exceptional Items

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
(Loss)/profit on sale of investments	**(19)**	33	23
Profit/(loss) on dilution of interest in investments	**364**	(2)	8
Reversal of asset impairment	**–**	–	17
Net exceptional items	**345**	31	48

Abridged Balance Sheet

	30 Sept 2004 Reviewed R'm	30 Sept 2003 Reviewed R'm	31 March 2004 Audited R'm
ASSETS			
Non-current assets	**6 778**	6 549	6 314
Property, plant and equipment	**3 228**	3 496	3 274
Goodwill and other intangibles	**2 422**	2 531	2 491
Investments and loans	**847**	231	52
Programme and film rights	**73**	118	40
Deferred taxation	**208**	173	457
Current assets	**6 903**	6 067	6 778
TOTAL ASSETS	**13 681**	**12 616**	**13 092**
EQUITY AND LIABILITIES			
Share capital and reserves	**4 950**	2 923	3 183
Minority interest	**221**	205	235
Non-current liabilities	**3 073**	3 208	2 873
Capitalised finance leases	**1 847**	2 081	1 921
Liabilities – interest-bearing	**781**	670	572
– non-interest-bearing	**154**	178	129
Post-retirement medical liability	**169**	163	171
Deferred taxation	**122**	116	80
Current liabilities	**5 437**	6 280	6 801
TOTAL EQUITY AND LIABILITIES	**13 681**	**12 616**	**13 092**
Net asset value per N ordinary share (cents)	**1 775**	1 131	1 216

Calculation of Headline Earnings

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
Net profit attributable to shareholders	**1 064**	20	372
Adjusted for:			
– impairment of programme rights	**–**	–	31
– exceptional items after tax	**(348)**	(31)	(44)
– amortisation of goodwill	**–**	167	420
Headline earnings	**716**	156	779
Adjusted for:			
– currency translation differences	**12**	(25)	(51)
– creation of deferred tax assets	**–**	3	(204)
– amortisation of intangible assets	**20**	33	54
– AC133 fair value adjustments	**(229)**	100	(44)
Core headline earnings	**519**	267	534

Supplementary Information

	Six months ended 30 Sept 2004 Reviewed R'm	Six months ended 30 Sept 2003 Reviewed R'm	Year ended 31 March 2004 Audited R'm
Finance costs	**123**	385	664
– net interest (received)/paid	**(32)**	71	154
– interest on finance leases	**78**	86	187
– net foreign exchange differences	**17**	(67)	(63)
– net fair value adjustments on derivatives (AC133)	**60**	295	386
Investments and loans	**980**	231	476
– listed investments	**906**	137	137
– unlisted investments	**74**	94	339
Market value of listed investments	**2 122**	137	137
Directors' valuation of unlisted investments	**74**	94	339
Commitments	**1 575**	1 805	1 743
– capital expenditure	**184**	220	394
– programme and film rights	**1 135**	1 191	995
– network and other commitments	**241**	352	165
– decoder commitments	**15**	42	189
Operating lease commitments	**573**	637	631

GROUP OVERVIEW

The unusually favourable business climate previously reported to shareholders continued into the period under review. Most of our business units performed above expectation. Operating profit before amortisation and impairment charges for the period grew to R1 253 million, and core headline earnings to R519 million.

FINANCIAL REVIEW

Revenues for the period were relatively stable – up 10%. This modest growth was again largely due to the strength of the rand – 28% of the group's revenues are generated from outside of South Africa. Operating profit expanded to R1 226 million.

Finance costs of R123 million include fair value adjustments on derivative instruments of R60 million, a book charge required by AC133, and currency losses of R17 million. Interest on borrowings and imputed interest on finance leases totalled R46 million, against R157 million in the previous period.

The share of profit of associates arises mostly from our investment in Tencent following its June listing. Exceptional items of R345 million relate primarily to the dilution profit arising on the listing of Tencent. A tax charge of R358 million reflects the higher level of profitability in the group.

The net effect of the above is headline earnings of R716 million. We have previously cautioned shareholders on factors which undermine the credibility of headline earnings as a measure of sustainable operating performance. These factors are analysed below in the 'Calculation of Headline Earnings', but the major issue in the period under review relates to fair value adjustments required in terms of accounting standard AC133. These adjustments, in our view, ignore economic reality and have inflated headline earnings for the period by R229 million.

Adjusting for this, and for other items prescribed by South African Generally Accepted Accounting Practice (SA GAAP), we estimate core headline earnings to be R519 million. This, in the opinion of our board, is a more reliable measure of sustainable operating performance.

The group generated R431 million cash from operating activities. On 30 September 2004, the group had net consolidated cash of R2,1 billion, excluding capitalised satellite and other leases.

SEGMENTAL REVIEW

	Revenue Six months ended 30 Sept			Ebitda Six months ended 30 Sept		
	2004 R'm	2003 R'm	% change	2004 R'm	2003 R'm	% change
Subscriber platforms	**4 522**	4 204	8	**1 198**	927	29
– pay television	**3 970**	3 544	12	**1 188**	853	39
– internet	**422**	525	(20)	**68**	85	(20)
– technology	**130**	135	(4)	**(58)**	(11)	(427)
Print media	**1 599**	1 358	18	**332**	222	50
Book publishing and private education	**585**	557	5	**14**	13	8
Corporate services	**1**	1	–	**(15)**	(13)	(15)
	6 707	**6 120**	**10**	**1 529**	**1 149**	**33**

	Operating profit before amortisation and impairment Six months ended 30 Sept			Operating profit Six months ended 30 Sept		
	2004 R'm	2003 R'm	% change	2004 R'm	2003 R'm	% change
Subscriber platforms	**996**	689	45	**970**	514	89
– pay television	**1 021**	664	54	**1 006**	591	70
– internet	**40**	42	(5)	**38**	(38)	–
– technology	**(65)**	(17)	(282)	**(74)**	(39)	(90)
Print media	**274**	165	66	**274**	157	75
Book publishing and private education	**(1)**	(5)	80	**(2)**	(19)	89
Corporate services	**(16)**	(14)	(14)	**(16)**	(14)	(14)
	1 253	**835**	**50**	**1 226**	**638**	**92**

SUBSCRIBER PLATFORMS

Pay television

The aggregate pay-television subscriber base grew by 60 000 over the period, split evenly between South Africa and the offshore operations. The group now manages some 2,2 million pay-television subscribers, 74% of whom subscribe to digital services.

Pay-television revenues were up 12% and operating profits before amortisation and impairment grew to R1 021 million.

In South Africa, the subscriber base lifted by 30 000 to 1,1 million homes. In sub-Saharan Africa, the subscriber base grew by 20 000 to 312 000.

Our Greek pay-television business did very well to consolidate its recovery. The subscriber base for the Mediterranean region now numbers 348 000 subscribers, and this business unit reached profitability for the first time.

In Thailand, the UBC subscriber base expanded marginally to 448 000. Cable redistribution and copyright piracy remain barriers to growth.

Internet

Tencent's results were only included in the segmental review up to June 2004. In June, Tencent listed on the Hong Kong Stock Exchange and our effective holding diluted to 36%. As a consequence, this investment is now equity accounted. The decline in group internet revenues for the period arises mainly from this change in accounting for Tencent.

Tencent continued to perform well over the past six months, despite increased competition, and reported total revenues of US$69 million. Operating profits increased to US$27 million. The core QQ instant-messaging platform has grown to some 119 million active users.

Registered subscriptions to fee-based value-added internet services declined by 9% to 6,6 million, whilst subscriptions for value-added mobile and telecommunications services remained flat at 12,5 million. This modest performance is a result of renewed efforts to remove inactive user accounts, new double confirmation subscriber procedures and billing systems introduced by the Chinese mobile operators. These factors are expected to continue to affect registered subscriptions during the months ahead.

In South Africa, the MWEB subscriber base remained stable at 240 000 subscribers with the business generating a small operating profit before amortisation and impairment of R27 million. The lack of internet innovation in South Africa as a result of the Telkom monopoly on fixed-line telephony remains a factor retarding the market's development. MWEB made an offer to purchase the internet business of Tiscali for R320 million. This transaction is subject to regulatory approval.

In China, the Sportscn portal grew revenues by 141% and reported an operating loss of R7 million as it continued to expand its operations. In Thailand, the operating loss before amortisation was reduced to R11 million.

Technology

The technology unit had a 4% decline in revenues, a consequence of the strong rand. This unit reported an increased operating loss of R74 million flowing from increased research and development spend in both Irdeto Access and Entriq. Irdeto Access grew its revenues in US dollar terms, its trading currency, by 9%.

PRINT MEDIA

Revenue grew by 18% over the period. Buoyant advertising conditions and improved margins boosted operating profit before amortisation and impairment.

New publications continued to grow. *Daily Sun, Wegbreek*, a new travel magazine, and *tuis*, a new home décor and garden monthly, all exceeded expectations with circulation figures. The *Wisden Cricketer* debuted in November as a monthly magazine.

Local versions of *Drum* and *True Love* were launched in Kenya, whilst the Nigerian version of *True Love* will appear in December.

Construction has commenced on a new commercial and magazine printing plant in Gauteng. Presses have been ordered, with the first expected to be operational in mid-2005.

BOOK PUBLISHING AND PRIVATE EDUCATION

The book publishing and private education businesses reported improved profitability on the back of moderate revenue growth of 5%.

The general book market experienced a slowdown in sales and the benefit of the strong rand in respect of imported books was passed on to customers. Some delays occurred at various provincial education departments in issuing school book orders.

Face-to-face private education enrolments have seen a decline, whilst the distance education businesses experienced more positive trading conditions. For some time the group has been pruning marginal educational businesses that cannot be integrated with the main trademarks.

As previously indicated, the book and private education businesses have been more closely integrated resulting in beneficial cost reductions.

PROSPECTS

In general, the markets in which our major business units operate are in expansive phases of the economic cycle. We foresee this continuing for the remainder of the present financial year. However, business cycles are prone to turn and shareholders should anticipate leaner times sometime in the future.

The group continues to seek new growth opportunities, particularly in the rest of Africa and in Asian markets. Costs will be incurred in further developing Irdeto Access's product portfolio, as well as in the development of Entriq and of the Sportscn business in China.

As regards black economic empowerment (BEE), the group views this as a major imperative for the year ahead. We trust that the South African government will issue clear guidelines for the economy as a whole, and that Balkanisation as a result of conflicting charters can be avoided. A broad-based BEE scheme is planned for the year ahead.

ACCOUNTING POLICIES

These abridged, consolidated interim financial statements comply with South African Statements of Generally Accepted Accounting Practice and were prepared in accordance with AC127 – Interim Financial Reporting. The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2004, except for the adoption of AC140 – Business Combinations and the revised statements AC128 – Impairment of Assets and AC129 – Intangible Assets. These statements have been applied prospectively from 1 April 2004 in terms of their respective transitional provisions. In terms of AC129 goodwill is no longer amortised. The effect of the adoption of AC140 and AC128 was immaterial for the period under review.

These interim financial statements have been reviewed by the company's auditors, PricewaterhouseCoopers Inc., whose report is available for inspection at the registered offices of Naspers.

On behalf of the board:

Ton Vosloo
Chairman

Koos Bekker
Managing director

29 November 2004

(For a more detailed exposition, visit the Naspers website at www.naspers.com)

Directors
T Vosloo (chairman), JP Bekker (managing director), E Botha, F du Plessis, GJ Gerwel, RCC Jafta, LN Jonker, SJZ Pacak, FTM Phaswana, BJ van der Ross, NP van Heerden, JJM van Zyl, HSS Willemse.

Company secretary
GM Coetzee

Registered office
40 Heerengracht, Cape Town 8001
(PO Box 2271, Cape Town 8000)

Transfer secretaries
Ultra Registrars (Proprietary) Limited
Fifth Floor, 11 Diagonal Street,
Johannesburg 2001
(PO Box 4844, Johannesburg 2000)

ADR programme
The Bank of New York maintains a Global BuyDIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's website at **www.globalbuydirect.com** or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – Global BuyDIRECT(TM), Church Street Station,
PO Box 11258, New York, NY 10286-1258 USA.

Naspers' mission is to build shareholder value by operating subscriber platforms that provide content, services and the means of communication to paying users; to sell related technologies and services and to be

useful to the communities we serve.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: November 29, 2004 by

/s/   Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director